Exhibit 99.51

HudBay Minerals Inc. Dundee Place 1 Adelaide Street East Suite 2501 Toronto ON M5C 2V9 Canada Tel 416 362-8181 Fax 416 362-7844 hudbayminerals.com

News release

TSX – HBM

2009 – No. 20

New board appointed at HudBay Minerals

Toronto, Ontario, March 23, 2009 – HudBay Minerals Inc. (“HudBay”, “the company”) (TSX: HBM) announces that in light of preliminary proxy vote counts relating to the meeting of shareholders scheduled for March 25, 2009, the board of directors of HudBay Minerals have resigned, with the nominees of SRM Global Master Fund Limited Partnership (“SRM”) having been appointed in their place. G. Wesley Voorheis has been appointed chairman, and joins J. Bruce Barraclough, Brian D. Gordon, Alan Roy Hibben, W. Warren Holmes, Peter R. Jones, John Knowles and Alan Lenczner on the new board of directors of HudBay Minerals.

The new board has accepted the resignation of Colin K. Benner as interim chief executive officer, and has appointed Peter R. Jones as chief executive officer of the company.

“I am excited about leading HudBay and working with its employees once again and truly building on the company’s financial strength,” said Mr. Jones, HudBay’s CEO. “I thank Messrs. Anderson and Benner and all of the members of the outgoing board for a smooth transition process, and wish them well in their future endeavours.”

Mr. Voorheis said the new Board anticipates working constructively with the company’s management to achieve a smooth transition. The new Board also understands that the company has had discussions with third parties concerning a possible sale of the company but no discussions are currently underway.

In light of the transition to the new board, the shareholders meeting scheduled for Wednesday, March 25, 2009 has been cancelled.

HudBay Minerals Inc.: Strength to Build the Future

HudBay Minerals Inc. (TSX: HBM) is a Canadian integrated mining company with assets in North and Central America principally focused on the discovery, production and marketing of base metals. The company’s objective is to increase shareholder value through efficient operations, organic growth and accretive acquisitions, all while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay Minerals is committed to high standards of corporate governance and sustainability.

Forward-Looking Information

This news release and its attachments contain “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes but is not limited to information concerning the incoming or outgoing boards of HudBay Minerals, the cancelled shareholders’ meeting, the intentions of the incoming or outgoing boards, and the strategy and intentions of HudBay. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “understands” or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “will”, “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the views, opinions, intentions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated or projected in the forward-looking information (including the actions of other parties who have agreed to do certain things and the approval of certain regulatory bodies).

Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct. Factors that could cause actual results or events to vary materially from results or events anticipated by such forward-looking information include court and/or other regulatory approval, action by an intervening party or parties, future agreements reached with third parties, changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated as well as those risk factors discussed in the Annual Information Form for the year ended December 31, 2007, and as contained in the Management Discussion and Analysis for the three and nine month period ended September 30, 2008, which risks may cause actual results to differ materially from any forward-looking statement.

Although HudBay has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking information.

This news release and the information contained herein does not constitute an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.

For further information, please contact:

Investor Relations contact:

HudBay Minerals Inc.

Annemarie Brissenden

Manager, Investor Relations

(416)-362-0615

Email: annemarie.brissenden@hudbayminerals.com

(HBM-G)

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News Release 2009 – No. 20: New board appointed at HudBay Minerals